UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 6)

hi/fn, inc.

(Name of Subject Company (Issuer))

Hybrid Acquisition Corp.

a wholly owned subsidiary of

Exar Corporation

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

428358105

(CUSIP Number of Class of Securities)

Thomas R. Melendrez

General Counsel, Secretary and

Executive Vice President of Business Development

Exar Corporation

48720 Kato Road

Fremont, California 94538

(510) 668-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Warren T. Lazarow, Esq. Stephen B. Sonne, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600	Paul S. Scrivano, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 326-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 70,314,877.53	$2,763.37***

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 18,169,219 shares of Hifn common stock (the sum of (x) 14,742,837 shares of Hifn common stock outstanding, (y) 2,893,158 shares of Hifn common stock issuable upon the exercise of outstanding options and 50,000 shares of Hifn common stock issuable upon the exercise of options which may be granted prior to the completion of the exchange offer and proposed merger and (z) 483,224 restricted stock unit awards outstanding, each as of February 26, 2009 (as set forth by Hifn in its Solicitation/Recommendation Statement on Schedule 14D-9, filed March 5, 2009)) and (ii) the average of the high and low sales prices of Hifn common stock as reported on The NASDAQ Stock Market on March 4, 2009 ($3.87).

**	The amount of the filing fee equals $39.30 per $1,000,000 of the transaction valuation.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 1,620.89	Filing Party: Exar Corporation

Form or Registration No.: Form S-4 333-157724	Date Filed: March 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on March 5, 2009 and amended on March 6, 2009, March 9, 2009, March 11, 2009, March 12, 2009 and March 27, 2009 by Exar Corporation, a Delaware corporation (“Exar”), and Hybrid Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, par value $0.001 per share, of hi/fn, inc., a Delaware corporation (“Hifn”) (the “Shares”), at the election of the holder thereof: (a) $1.60 in cash, without interest, and 0.3529 shares of common stock, par value $0.0001 per share, of Exar (“Exar Common Stock”) or (b) $4.00 in cash, without interest, subject in each case to the election procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Exar has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated March 5, 2009, relating to the offer and sale of Exar Common Stock to be issued to holders of Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to this Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Exar or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented and amended by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 23, 2009, among Exar, Hifn and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

All capitalized terms used but not defined in this Amendment No. 6 shall have the meanings ascribed to such terms in the Prospectus.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the text set forth in Item 4 below in the appropriate place.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text in the appropriate place:

“On April 3, 2009, Exar reported the final tabulated results of the Offer. The exchange agent reported a final count of 13,886,277 Shares tendered (including 345,555 Shares guaranteed to be delivered within the next three days), reflecting approximately 91.3 percent (or 93.6 percent, including Shares guaranteed to be delivered within the next three days) of the approximately 14,833,433 Shares outstanding as of the expiration time. Hifn stockholders who elected the Mixed Consideration tendered 146,163 Shares. These stockholders received, in exchange for each Share tendered, $1.60 per Share in cash and 0.3529 of a share of Exar Common Stock. Hifn stockholders who elected the All-Cash Consideration tendered 13,740,114 Shares (including 345,555 Shares guaranteed to be delivered within the next three days). These stockholders received, in exchange for each Share tendered, $4.00 in cash.

On April 3, 2009, pursuant to a “short-form” merger procedure available under Delaware law, Offeror filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware whereupon Offeror was merged with and into Hifn (the “Merger”). In the Merger, each remaining Share was converted into the right to receive $1.60 in cash, without interest, and 0.3529 shares of Exar Common Stock (other than Shares held by Hifn in its treasury or by Hifn or Exar or their respective subsidiaries or Shares for which appraisal rights have been properly exercised).

As a result of the transaction, Exar is expected to issue approximately 385,832 shares of Exar Common Stock and is expected to pay approximately $56,709,766 in cash.

Under the terms of the transaction, cash was paid in lieu of fractional shares of Exar Common Stock.

A copy of the press release issued by Exar regarding the final results of the Offer is attached hereto as Exhibit (a)(5)(I) and the information in the press release is incorporated herein by reference.”

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the text set forth in Item 4 above in the appropriate place.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

A new Exhibit (a)(5)(I) is added to Item 12 by adding the following text in the appropriate place:

“(a)(5)(I) Joint Press Release issued by Exar and Hifn, dated April 3, 2009, announcing the final results of the Offer (filed herewith).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2009

EXAR CORPORATION

By:	/s/ Thomas R. Melendrez
Name:	Thomas R. Melendrez
Title:	General Counsel, Secretary and Executive Vice President of Business Development

HYBRID ACQUISITION CORP.

By:	/s/ Thomas R. Melendrez
Name:	Thomas R. Melendrez
Title:	Secretary and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(D)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.6 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.7 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(4)	Prospectus registering the offer and sale of Exar Common Stock to be issued in the Offer (incorporated by reference to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(5)(A)	Joint Press Release issued by Exar and Hifn, dated February 23, 2009, announcing the execution of the Agreement and Plan of Merger among Exar, Hifn and Offeror (incorporated by reference to Exhibit 99.2 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(a)(5)(B)	Powerpoint slides for investor presentation on February 23, 2009 (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(C)	T. Melendrez script for Company update regarding Exar’s signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(D)	P. Rodriguez script for Company update regarding Exar’s signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(E)	Email to employees regarding signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(F)	Powerpoint slides for presentation to Hifn employees on February 24, 2009 (incorporated by reference to Exar’s 425 filing on February 27, 2009).

(a)(5)(G)	Joint Press Release issued by Exar and Hifn, dated March 6, 2009, announcing the commencement of the Offer.*

(a)(5)(H)	Powerpoint slides for presentation to investors on March 11, 2009.*

(a)(5)(I)	Joint Press Release issued by Exar and Hifn, dated April 3, 2009, announcing the final results of the Offer (filed herewith).

(d)(1)	Agreement and Plan of Merger, dated as of February 23, 2009, among Exar, Hifn and Offeror (incorporated by reference to Exhibit 2.1 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(d)(2)	Tender and Voting Agreement, dated as of February 23, 2009, among Exar and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(d)(3)	Confidentiality and Non-disclosure Agreement, dated as of September 10, 2008, between Exar and Hifn (incorporated by reference to Exhibit (e)(8) to Hifn’s Solicitation/Recommendation Statement on Schedule 14D-9 filed March 5, 2009).

(d)(4)	Exclusivity Letter Agreement, dated December 21, 2008, between Exar and Hifn (incorporated by reference to Exhibit (e)(9) to Hifn’s Solicitation/Recommendation Statement on Schedule 14D-9 filed March 5, 2009).

(d)(5)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and Douglas L. Whiting.*

(d)(6)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and John Matze.*

(d)(7)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and Jiebing Wang.*

*	Previously filed with Schedule TO.